Exhibit 99.1
Supplemental Schedule 1 — Industry Guide 3 — Maturities of Gross Loans
     The following table analyzes gross loans and acceptances by residual contract maturity, by country of ultimate risk, as at October 31, 2007.

	Due in one	Due in one	Due after
	year or less	to five years	five years	Total
	(in millions of Canadian dollars)
Canada
Consumer	$20,577	$55,243	$3,568	$79,388
Commercial (excluding real estate)	$37,129	$15,678	$2,675	$55,482
Commercial real estate	$5,571	$3,698	$1,626	$10,895
U.S. and Other Countries	$23,634	$16,638	$16,206	$56,478

	$86,911	$91,257	$24,075	$202,243
Supplemental Schedule 2 — Industry Guide 3 — Rate Sensitivity
     The following table analyzes net loans and acceptances due after one year, applying the earlier of repricing or contractual maturity, by interest rate sensitivity, as at October 31, 2007 (in millions of Canadian Dollars).

Fixed rate	$42,723
Floating rate	$2,521

$45,244
Supplemental Schedule 3 — Industry Guide 3
     The maturity schedule for deposits payable, booked in Canada, on a fixed date, in excess of $100,000 as at October 31, 2007 is as follows:
(in millions of Canadian dollars)

Three months or less	$31,376
Over 3 through 6 months	3,866
Over 6 through 12 months	9,440
Over 12 months	16,630

$61,312
     For foreign deposit liabilities, the majority of deposits were in amounts in excess of $100,000.
Supplemental Schedule 4 — Industry Guide 3
(in millions of Canadian dollars, except ratio)

	For the years ended October 31,
	2007	2006	2005
Average Common Shareholders’ Equity	$14,506	$13,703	$12,577
Average Total Assets	$360,575	$309,171	$296,502
Equity to Assets Ratio	4.02	4.43	4.24